SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 10, 2006

SCOTT'S LIQUID GOLD-INC.
(Exact name of Registrant as specified in its charter)

Colorado	001-13458	84-0920811
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4880 Havana Street, Denver, CO   80239

(Address of principal executive offices) (Zip Code)

Registrant's telephone number: (303) 373-4860

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition.

On November 10, 2006, Scott's Liquid Gold-Inc. announced in a press
release its operating results for the third quarter and first nine months
of 2006. The press release is attached as Exhibit 99.

Item 9.01   Financial Statements and Exhibits.

    Exhibits.

    The following exhibit accompanies this Report:

    Exhibit No.   Document
        99   Press Release dated November 10, 2006
                         concerning results of operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the
registrant has duly caused this report to be signed on its behalf by the
undersigned hereunto duly authorized.

                                    SCOTT'S LIQUID GOLD-INC.
                                    (Registrant)

Date: November 10, 2006   /s/ Jeffry B. Johnson

                                    By: Jeffry B. Johnson
                                    Chief Financial Officer and
                                    Treasurer

EXHIBIT INDEX

Exhibit
Number   Document

99   Press Release dated November 10, 2006 concerning results of
              operations.